SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            _________________________

                                 SCHEDULE 14D-9
                            _________________________


                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               SECURED INCOME L.P.
                               -------------------
                            (Name of Subject Company)

                      WILDER RICHMAN RESOURCES CORPORATION
                      ------------------------------------
                      (Name of Person(s) Filing Statement)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                      -------------------------------------
                         (Title of Class of Securities)

                                    813901105
                                    ---------
                      (CUSIP Number of Class of Securities)

                          _____________________________

                                  GINA K. DODGE
                      WILDER RICHMAN RESOURCES CORPORATION
                               340 PEMBERWICK ROAD
                               GREENWICH, CT 06831
                                 (203) 869-0900
                  (Name, Address and Telephone Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                         the Person(s) Filing Statement)

                                   Copies to:

                             Abbe L. Dienstag, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 715-9100
                          ____________________________

ITEM 1.     SUBJECT COMPANY INFORMATION.

            The name of the subject company is Secured Income L.P., a Delaware limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is c/o Wilder Richman Resources Corporation, 340 Pemberwick Road, Greenwich, CT 06831. The telephone number of the principal executive offices of the Partnership is (203) 869-0900. The general partners of the Partnership (the "General Partners") are Wilder Richman Resources Corporation, a Delaware corporation ("WRRC"), Real Estate Equity Partners, L.P., a Delaware limited partnership ("REEP"), and WRC-87A Corporation, a Delaware corporation ("WRC-87A"). Each General Partner owns approximately one-third of the outstanding general partners' interest in the Partnership.

            The Partnership is invested in two local operating partnerships: (i) the Columbia Westmont Associates, L.P. ("Columbia"), which owns The Westmont, a residential apartment property located in New York, New York and (ii) the Carrollton X Associates Limited Partnership, which owns Fieldpointe Apartments, a residential apartment property located in Frederick, Maryland (collectively, the "Properties").

            The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the units of limited partnership interest of the Partnership ("Units"). According to the Partnership's Annual Report on Form 10-K for the year ended December 31, 2003 filed with the SEC on March 31, 2004, there were 984,369 Units issued and outstanding as of December 31, 2003.

ITEM 2.     IDENTITY AND BACKGROUND OF FILING PERSON.

            WRRC, in its capacity as one of the General Partners, is the Person filing this Statement. The business address and telephone number of WRRC are the same as the business address and telephone number of the Partnership set forth in the first paragraph of Item 1 above.

            This Statement relates to the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the SEC on March 7, 2005 by MPF Flagship Fund 9, LLC; Accelerated High Yield Institutional Investors, Ltd., L.P.; MPF Special Fund 8, LLC; MacKenzie Specified Income Fund, L.P.; MP Value Fund 6, LLC; MP Falcon Growth 2, LLC; MP Falcon Fund, LLC; Accelerated High Yield Institutional Fund, Ltd., L.P.; MPF Acquisition Co. 3, LLC, Moraga Gold, LLC; MPF-NY 2005, LLC; and MacKenzie Patterson Fuller, Inc. (collectively, the "Purchasers"). This Statement is being filed in response to the offer by the Purchasers to purchase up to 200,000 Units at an offer price of $34.00 per Unit in cash, subject to the conditions set forth in the Offer to Purchase, dated March 7, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal (collectively, the "Offer Documents"), which, as amended and supplemented from time to time, together constitute the tender offer (the "Offer").

            According to the Schedule TO, the business address of the Purchasers is 1640 School Street, Moraga, California 94556, and their telephone number is
(800) 854-8357.

ITEM 3.     PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

            The Partnership is a limited partnership and has no executive officers or directors. Mr. Richard P. Richman beneficially owns 50% of the equity interest in WRRC and is president and a director of WRRC. Mr. Robert H. Wilder, Jr. beneficially owns the remaining 50% of the equity interest in WRRC and is executive vice president and a director of WRRC. WRRC owns 50% of the equity interest in WRC-87A and Real Estate Equity Partners Inc. ("REEPI"), the general partner of REEP, owns the


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

remaining 50% of the equity interests of WRC-87A. Mr. Richman is executive vice president, secretary, treasurer and a director of WRC-87A.

            There are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between WRRC or its affiliates on the one hand and the Partnership, the other General Partners (including the officers and directors of the other General Partners) or any other affiliates of the Partnership or the other General Partners on the other, except to the extent noted in (i) the Partnership's Annual Report on Form 10-K (including the Financial Statements and notes thereto filed therewith) for the year ended December 31, 2003 filed with the SEC on March 31, 2004 and incorporated herein by reference in its entirety as Exhibit (a)(5)(iii) to this Statement, (ii) the Partnership's Quarterly Report on Form 10-Q (including the Financial Statements and notes thereto filed therewith) for the period ended March 31, 2004 filed with the SEC on May 17, 2004 and incorporated herein by reference in its entirety as Exhibit (a)(5)(iv) to this Statement, (iii) the Partnership's Quarterly Report on Form 10-Q (including the Financial Statements and notes thereto filed therewith) for the period ended June 30, 2004 filed with the SEC on August 16, 2004 and incorporated herein by reference in its entirety as Exhibit (a)(5)(v) to this Statement; and (iv) the Partnership's Quarterly Report on Form 10-Q (including the Financial Statements and notes thereto filed therewith) for the period September 30, 2004 filed with the SEC on November 15, 2004 and incorporated herein by reference in its entirety as Exhibit (a)(5)(vi) to this Statement.

            West Putnam Housing Investors II LLC ("West Putnam II"), an affiliate of both WRRC and Columbia, owns 186,217 Units, representing approximately 18.9% of the outstanding Units. West Putnam Housing Investors LLC, the sole managing member of West Putnam II and an affiliate of WRRC, owns 16,607 Units, representing approximately 4.8% of the outstanding Units. West Putnam Housing Investors III LLC ("West Putnam III"), an affiliate of WRRC, owns 16,607 Units, representing 1.7% of the outstanding Units. West Putnam III's sole managing member is West Putnam II.

            There are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between WRRC or its affiliates on the one hand and the Purchasers, their executive officers, directors or affiliates on the other.

ITEM 4.     THE SOLICITATION OR RECOMMENDATION.

            For the reasons set forth below, WRRC recommends against accepting the Offer, except for holders of Units who, because of their individual circumstances, require liquidity in their investment at this time. WRRC believes that Unit holders may realize greater value through a sale of the Properties and is pursuing such a course of action.

Reasons for Not Accepting the Offer at this Time

            Purchasers' offer price may be low; a sale of the Properties may bring more value. The Purchasers admitted in the Offer to Purchase included in the Schedule TO that the offer price may be less than the liquidation value. For this reason, affiliates of WRRC that own Units do not intend to tender their Units in the Offer. According to the Offer to Purchase, the Purchasers determined their offer price based upon, among other considerations, their estimated value for the Properties. The Purchasers stated that they did not obtain an independent appraisal for the Units or the Properties nor are they qualified to appraise real estate.

            WRRC believes that it is appropriate at this time to attempt to sell the Properties, which could lead to higher returns to Unit holders than the valuations calculated by the Purchasers. WRRC is

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

currently negotiating the sale of the Properties. WRRC received an initial written offer of $60,000,000 for the Westmont property, which has been increased to $65,000,000. WRRC also recently received an initial written offer of $22,000,000 for the Fieldpointe property. WRRC understands that the general partners of the local operating partnerships in which the Partnership is invested and that directly own the Properties are agreeable to pursuing a sale of the Properties at this time. WRRC believes that, under current market conditions, a sale of the Properties could be accomplished within the next six months.

            Other considerations. WRRC believes that, as a result of the current low interest rate climate and the strong current sales market for rental apartment properties, the prospects for the sale of the Properties are not reflected in the recent trading activity of the Units or in the information published by independent secondary market reporting publications such as The Direct Investment Spectrum and The American Partnership Board. WRRC cannot guarantee that the Properties can be sold at prices whose implied valuations exceed those assigned to the Properties in the Offer. Prices similar to the offer price may not be available to Unit holders at a later time should a sale of the Properties and liquidation of the Partnership in the next six months not occur.

            Unit holders may continue to receive distributions while a sale of the Properties is negotiated. Unit holders have in recent years received distributions from the Partnership equivalent to an 8% annual return. The amount of future distributions will depend upon future operating results.

            Based on these considerations, WRRC believes that it is in the best interest of Unit holders generally to refrain from accepting the Offer at this time, and to support the pursuit by WRRC of a possible sale of the Properties and a liquidation of the Partnership.

            If you have already tendered your Units in the Offer, you may wish to revoke your tender in light of the potential sale of the Properties and the liquidation of the Partnership, which may result in a higher payment to Unit holders than the offer price in the Offer. Unit Holders will receive a letter setting forth the reasons for WRRC's recommendation, which letter will be accompanied by a form notice of withdrawal for use in revoking prior tenders to the Offer.

Considerations for those Unit Holders Wishing to Sell their Units at this Time

            WRRC recognizes that the individual financial circumstances of each Unit holder may be different, and there may be Unit holders who desire to liquidate their investment in the Partnership and receive cash for their Units at this time. These holders should carefully review the Offer Documents, including the risk factors, consult with their financial, tax and other advisors and consider the following in deciding whether to accept the Offer:

            Future Distributions. A Unit holder that tenders Units in the Offer will not receive any distributions from the Partnership for Units accepted for purchase. If the Partnership were to make a distribution on or after the Purchasers accepted Units in the Offer, the Purchasers would receive the distributions with respect to all accepted Units.

            Proration. The Purchasers are offering to acquire 200,000 Units. If more than 200,000 Units are tendered pursuant to the Offer, the Purchasers will purchase a pro rata portion of the Units that are tendered to the extent that these purchases are not prevented by the Partnership's limited partnership agreement.

            The terms of the limited partnership agreement prohibit a transfer of Units if that transfer would cause 50% or more of the Units to be transferred within twelve months, taking account of all other transfers during the preceding twelve months. Therefore, the Purchasers may only acquire a limited

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

number of Units. Unit holders who tender in the Offer may retain a portion of the Units if the Offer is over-subscribed. Unit holders should therefore be aware that not all Units tendered may be accepted for payment. Unit holders who do not tender all of their Units, or who tender all of their Units but have only a portion that are accepted for payment, would remain limited partners of the Partnership in respect of the Units or portion of a Unit that they continue to hold. WRRC notes that due to a restriction in the Partnership's limited partnership agreement, tendered Units cannot be purchased to the extent that a tendering Unit holder would remain with a number of Units that is greater than zero but less than 250 Units (100 Units in the case of Units held in an IRA, Keogh Plan or other qualified plan).

            Tax consequences. All Unit holders are advised to consult with their own tax advisers concerning the tax consequences of tendering Units in the Offer. Unit holders should be aware, however, that there could be different tax consequences depending upon whether all or only some of their Units are purchased in the Offer. If a holder sells only a portion of its Units, the tendering Unit holder would only be able to utilize suspended losses in the year of the sale to the extent of any gain on sale, as described in the Offer to Purchase. If a Unit holder's entire interest is sold, any suspended losses from the Partnership would be deductible from ordinary income (subject to any other applicable limitation). There will be other tax consequences to individual holders as a result of accepting the Offer or any other tender offer and those tax consequences could vary significantly for each holder based on the holder's unique tax situation or other circumstances.

            Conditions of the Offer. The Offer is subject to a variety of conditions, including market and other conditions that are unrelated to the operations or prospects of the Partnership. These include, among others, the absence of legal or government actions which would prohibit the purchase and the absence of a material adverse change in the Partnership or its business. It is also a condition of the Offer that there not be publicly disclosed that more than 50% of the outstanding Units have been or are proposed to be acquired by another person or any person or group that prior to such date had filed a statement with the SEC that increases or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such statement by two percent or more the outstanding Units. See Section 13 of the Offer to Purchase for a discussion of these and other conditions of the Offer. According to the Offer to Purchase, these conditions may be asserted or waived by the Purchasers in their reasonable discretion.

Intentions of Affiliates of WRRC

            Affiliates of WRRC own beneficially 250,035 Units, or approximately 25.4% of the outstanding Units. These affiliates do not intend to tender their Units pursuant to the Offer.

ITEM 5.     PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED.

            To the knowledge of WRRC, neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendation to Unit holders on the Partnership's behalf concerning the Offer.

ITEM 6.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

            No transactions in the Units have been effected during the past 60 days by WRRC or, to the knowledge of WRRC, by any of the executive officers, directors or affiliates of WRRC.


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

ITEM 7.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

            To the knowledge of WRRC, the Partnership is not currently involved in any negotiation in response to the Offer regarding a tender offer for or other acquisition of securities by or of the Partnership. As stated above, the Partnership is currently in negotiations pursuing a sale of the Properties. WRRC believes that, under current market conditions, a sale of the Properties could be accomplished in the next six months.

ITEM 8.     ADDITIONAL INFORMATION.

            Affiliates of WRRC have in the past purchased Units on an unsolicited basis from Unit holders who on their own have contacted WRRC concerning the sale of their Units, at prices requested by the holders. Affiliates of WRRC may continue this practice, including during the pendency of the Offer.

ITEM 9.  EXHIBITS.

         (a)(1)(i) Purchasers Offer to Purchase Units of the Partnership, dated March 7, 2005 (filed as Exhibit (a)(1) to the Schedule TO filed with the SEC by the Purchasers on March 7, 2005).

         (a)(1)(ii) Letter of Transmittal and related instructions, dated March 7, 2005 (filed as Exhibit (a)(2) to the Schedule TO filed with the SEC by the Purchasers on March 7,
                        2005).

         (a)(1)(iii) Letter to Unit Holders of the Partnership, dated March 7, 2005 (filed as Exhibit (a)(3) to the Schedule TO filed with the SEC by the Purchasers on March 7, 2005).

         (a)(5)(i)      Form of Notice of Withdrawal.

         (a)(5)(ii)     Letter to Unit holders, dated March 21, 2005

         (a)(5)(iii) The Partnership's Annual Report on Form 10-K for the year ended December 31, 2003 (filed with the SEC on March 31, 2004 and incorporated herein by reference).

         (a)(5)(iv) The Partnership's Quarterly Report on Form 10-Q for the period March 31, 2004 (filed with the SEC on May 17, 2004 and incorporated herein by reference).

         (a)(5)(v) The Partnership's Quarterly Report on Form 10-Q for the period ended June 30, 2004 (filed with the SEC on August 16, 2004 and incorporated herein by reference).

         (a)(5)(vi) The Partnership's Quarterly Report on Form 10-Q for the period ended September 30, 2004 (filed with the SEC on November 15, 2004 and incorporated herein by reference).


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

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 21, 2005

                              WILDER RICHMAN RESOURCES CORPORATION

                              By: /s/ Richard P. Richman
                                 ------------------------------------
                              Name:  Richard P. Richman
                              Title: President





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

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
-----------       -----------

(a)(1)(i) Purchasers Offer to Purchase Units of the Partnership, dated March 7, 2005 (filed as Exhibit (a)(1) to the Schedule TO filed with the SEC by the Purchasers on March 7, 2005).

(a)(1)(ii) Letter of Transmittal and related instructions, dated March 7, 2005 (filed as Exhibit (a)(2) to the Schedule TO filed with the SEC by the Purchasers on March 7, 2005).

(a)(1)(iii) Letter to Unit Holders of the Partnership, dated March 7, 2005 (filed as Exhibit (a)(3) to the Schedule TO filed with the SEC by the Purchasers on March 7, 2005).

(a)(5)(i)         Form of Notice of Withdrawal.

(a)(5)(ii)        Letter to Unit holders, dated March 21, 2005.

(a)(5)(iii) The Partnership's Annual Report on Form 10-K for the year ended December 31, 2003 (filed with the SEC on March 31, 2004 and incorporated herein by reference).

(a)(5)(iv) The Partnership's Quarterly Report on Form 10-Q for the period March 31, 2004 (filed with the SEC on May 17, 2004 and incorporated herein by reference).

(a)(5)(v) The Partnership's Quarterly Report on Form 10-Q for the period ended June 30, 2004 (filed with the SEC on August 16, 2004 and incorporated herein by reference).

(a)(5)(vi) The Partnership's Quarterly Report on Form 10-Q for the period ended September 30, 2004 (filed with the SEC on November 15, 2004 and incorporated herein by reference).





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

                                                               Exhibit (a)(5)(1)


                              NOTICE OF WITHDRAWAL

            The undersigned hereby withdraws units of limited partnership interest in Secured Income L.P. ("Units") heretofore tendered by the undersigned to MPF Flagship Fund 9, LLC; Accelerated High Yield Institutional Investors, Ltd., L.P.; MPF Special Fund 8, LLC; MacKenzie Specified Income Fund, L.P.; MP Value Fund 6, LLC; MP Falcon Growth 2, LLC; MP Falcon Fund, LLC; Accelerated High Yield Institutional Fund, Ltd., L.P.; MPF Acquisition Co. 3, LLC, Moraga Gold, LLC; MPF-NY 2005, LLC; and MacKenzie Patterson Fuller, Inc. ("MacKenzie") pursuant to the MacKenzie Offer to Purchase, dated March 7, 2005, as amended to date (the "Offer to Purchase").

Name(s) of person(s) who tendered Units:________________________________________

Name(s) of registered Unit holder(s) (if different):____________________________

Number of Units to be withdrawn (state "all" if all Units tendered are to be withdrawn): __________


Date: _______________, 2005


____________________________________
Signature of Withdrawing Unit Holder


____________________________________
Signature of Joint Unit Holder, if any


INSTRUCTIONS

            According to the Offer to Purchase for a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary for MacKenzie at its address or facsimile number set forth below. Any such notice of withdrawal must specify the name of the person who tendered, the number of Units to be withdrawn and the name of the registered holder of such Units, if different from the person who tendered. In addition, any such notice of withdrawal must be signed by the person who signed MacKenzie's letter of transmittal in the same manner as such letter of transmittal was signed. Please refer to the Offer to Purchase for additional information regarding this procedure.

The Bank of New York


By hand, mail, or
overnight courier:        By facsimile:
------------------        -------------

MacKenzie Patterson       (925) 631-9119
Fuller, Inc.
1640 School Street
Moraga, California 94556


To confirm withdrawal by telephone, call toll free:  (800) 854-8357

                                                              Exhibit (a)(5)(ii)


                      WILDER RICHMAN RESOURCES CORPORATION
                               340 Pemberwick Road
                               Greenwich, CT 06831
                                 (203) 869-0900


                                      March 21, 2005

Dear Unit Holder of Secured Income L.P.:

        A tender offer has also been announced by MPF Flagship Fund 9, LLC; Accelerated High Yield Institutional Investors, Ltd., L.P.; MPF Special Fund 8, LLC; MacKenzie Specified Income Fund, L.P.; MP Value Fund 6, LLC; MP Falcon Growth 2, LLC; MP Falcon Fund, LLC; Accelerated High Yield Institutional Fund, Ltd., L.P.; MPF Acquisition Co. 3, LLC, Moraga Gold, LLC; MPF-NY 2005, LLC; and MacKenzie Patterson Fuller, Inc. ("MacKenzie"), at a purchase price of $34.00 per Unit.

        We, Wilder Richman Resources Corporation recommend against tendering your Units, unless you have a need for liquidity in your investment at this time. Our reasons for recommending against the offer are summarized below and are more fully discussed in the enclosed Schedule 14D-9, which you should read carefully.

        We believe that Unit holders may realize greater value through a sale of the properties and a liquidation of the Partnership. We are currently negotiating the sale of the Westmont and the Fieldpointe properties. We received an initial written offer of $60,000,000 for the Westmont property, which has been increased to $65,000,000. We also recently received an initial written offer of $22,000,000 for the Fieldpointe property. We understand that the general partners of the local operating partnerships in which the Partnership is invested and that directly own the properties are agreeable to pursuing a sale of the properties at this time. We believe that, under current market conditions, a sale of the properties could be accomplished within the next six months.

        Because of the potential for achieving greater value if the properties are sold, we believe that you should not dispose of your Units at the price offered by MacKenzie, while a sale of the properties is being pursued. However, we cannot guarantee that the properties can be sold at prices that would result in Unit prices higher than the price offered by MacKenzie, or when a sale of the properties might occur.

        Our affiliates currently hold 250,035 Units, or approximately 25.4% of the total outstanding Units. These persons do not intend to tender their Units, because in their opinion the price offered by MacKenzie is less than the value of the Units if the properties are sold.

        If you have already tendered your Units in the MacKenzie offer, you may wish to revoke your tender in light of the considerations discussed in this letter and the Schedule 14D-9. We have enclosed a Notice of Withdrawal for use in revoking your tender.

                              Very truly yours,

                              WILDER RICHMAN RESOURCES CORPORATION